UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 10, 2008

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on September 9, 2008, entitled “SENIOR MANAGEMENT AND ORGANISATIONAL CHANGES”.

9 September 2008

SENIOR MANAGEMENT AND ORGANISATIONAL CHANGES

Vodafone Group Plc (“Vodafone Group”) today announces a number of changes to its organisational structure and new senior management appointments.

With effect from 1st October Michel Combes will join Vodafone as CEO, Europe Region. In this role he will be responsible for all markets currently part of the Europe Region, together with Global Marketing and Global Technology and Vodafone Business Services. He will also join the Executive Committee.

For the last two years Michel has been Chairman and CEO of TDF Group, the private equity backed French operator of shared facilities and terrestrial networks in Europe. He previously spent a number of years with France Telecom in senior management positions. Having begun his career in the External Networks division, he ultimately became Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and member of the France Telecom Group Strategic Committee. Throughout his career he has been involved in transformational projects combining both growth and operational efficiency improvements.

Commenting on the appointment, Group Chief Executive, Vittorio Colao, said “I am pleased that we have recruited someone of Michel’s talents and expertise. I am confident that he will bring significant experience to Vodafone, given his impressive telecoms and entrepreneurial background”.

Vodafone Group also announces that the EMAPA region will be reorganised into two regions with effect from 1 January 2009:

•                  Central Europe/Africa Region; and

•                  Asia-Pacific Region

The two regional CEOs will join the Executive Committee and these appointments will be announced in due course.

In addition, Vodafone’s investment in Verizon Wireless will not be part of any operating region and in light of its financial and strategic importance will be managed directly at a senior level by Vittorio Colao, Andy Halford and Terry Kramer.

With immediate effect Terry Kramer will become the Group Strategy and Business Improvement Director. In this role he will be responsible for strategy development, for the initiatives aimed at productivity and efficiency gains across the Group and, the governance and coordination of the relationship with Verizon Wireless. Terry Kramer will also continue in his current role as Group HR Director whilst the company conducts a search for his successor in the role.

Vodafone Group also announces that Paul Donovan, CEO EMAPA region has decided to leave Vodafone at the end of this year. He will continue in his current position until 1 January 2009.

Commenting on his departure Group Chief Executive, Vittorio Colao, said “I want to extend my thanks and appreciation for all that Paul has done for our business and in particular his role in expanding our emerging markets portfolio. We wish him well in the future.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

NOTES FOR EDITORS

Michel Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. After being technical advisor to the Ministers for Transportation from 1991 to 1995, he served as Chairman and Chief Executive Officer of GlobeCast from 1995 to 1999. He joined the French company Nouvelles Frontières Group as Executive Vice President from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of Assystem-Brime, a company specializing in industrial engineering. He came back to France Telecom Group in 2003 as Senior Vice President of Group Finance and Chief Financial Officer. Until January 2006, Michel Combes was Senior Executive Vice President, in charge of NExT Financial Balance & Value Creation and member of the France Telecom Group Strategic Committee.

From 2006 to 2008, Michel has been Chairman and CEO of TDF Group.

In this period, he led the management team which transformed the strategic plan which when implemented turned the company into an integrated European group focusing on future digital technologies and mobility. During his tenure, TDF Group has increased annual revenues to €1.6 billion, (2006: €900 million). Over half of full year 2008 revenues will be generated abroad, up from just 10% in 2006.

Michel Combes is a graduate of the Ecole Polytechnique and the Ecole Nationale Superieure des Telecommunications.

Michel was born in 1962 and is married with two children.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 10, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary